Regulatory Announcement

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RECEIVED
2007 MAR -7 A 10:03

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:26 28-Feb-07
Number	0821S

07021594

Tesco PLC
28 February 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 28th of February 2007 it purchased from Goldman Sachs International 2,250,000 ordinary shares at an average price of 436.1311 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

SUPPL

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Regulatory Announcement

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RECEIVED
2007 MAR -7 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR S/hldg-Amend
Released	17:44 23-Feb-07
Number	8207R

RNS Number:8207R
Tesco PLC
23 February 2007

23 February 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS - AMENDMENT

SALE AND TRANSFER BY DIRECTOR, SALE BY CONNECTED PERSON

Re: announcement made on 23 February 2007 RNS Number 8132R, R W P Brasher transferred 102,593 shares to his spouse today.

The full text is provided below.

The Company was notified that the following Director today transferred 102,593 shares to his spouse. The Company was also notified that the following Director and his spouse have today sold Ordinary Shares of 5p each in the Company at a price of 446.50p.

Director	Number of shares sold
R W P Brasher	16,687

Name	Number of shares sold
Mrs. H L Brasher	9,500

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 644608

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 14-Feb-07
Number	2776R

RNS Number:2776R
Tesco PLC
14 February 2007

14 February 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the following Director exercised options over Ordinary shares of 5p each in the Company under the Tesco plc Savings-Related Share Option Scheme (1981), at an option price of 198.00p per share:

Director	Number of shares
R W P Brasher	1671

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

Tel. 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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